Avg       Avg Common
                               Common      & Dilutive     Basic    Dilutive
     Year      Net Income    Shares O/S    Shares O/S      EPS       EPS
     ----      ----------    ----------    ----------      ---       ---

     1999       $148,016      2,005,158     2,086,505     $0.07     $0.07

     1998         13,771      2,005,121     2,046,813      0.01      0.01

     1997         46,386      2,002,343     2,006,777      0.02      0.02